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                            ROCKY SHOES & BOOTS, INC.
                              39 EAST CANAL STREET
                             NELSONVILLE, OHIO 45764

                                  June 2, 2005

VIA EDGAR AND OVERNIGHT COURIER
-------------------------------

Michael Moran, Esq.
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3-8
450 Fifth Street, N.W.
Washington, D.C. 20549


         Re:      Rocky Shoes & Boots, Inc.
                  File No. 0-21026
                  Form 10-K for the fiscal year end December 31, 2004 Form 10-Q for the fiscal year end March 31, 2005

Dear Mr. Moran:

         We have received your comments to the annual report on Form 10-K for the fiscal year ended December 31, 2004, the current report on Form 8-K filed on March 24, 2005, and the quarterly report on Form 10-Q for the first quarter ended March 31, 2005 filed by Rocky Shoes & Boots, Inc. (the "Company") set forth in your letter dated as of May 13, 2005. For your convenience, we have repeated the text of the staff's comments, followed by our response.

         We respectfully respond to your comments as follows:

                 FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

General

     1. WHERE A COMMENT BELOW REQUESTS ADDITIONAL DISCLOSURES OR OTHER REVISIONS TO BE MADE, THESE REVISIONS SHOULD BE INCLUDED IN YOUR FUTURE FILINGS, AS APPLICABLE.

         RESPONSE:

         We will include the additional disclosures or revisions required in this comment letter process in future filings, as applicable. All additional disclosures or revisions for future filings provided herein are based on information known to the Company as of the date of this letter and may be subject to change.


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Letter to Michael Moran
June 2, 2005
Page -2-


Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations


Gross Margin, page 19

     2. YOU DISCLOSE THAT YOUR GROSS MARGIN PERCENTAGE DECLINED 170 BASIS POINTS FROM 2004 TO 2003. YOUR DISCLOSURE ELSEWHERE INDICATES THAT EFFORTS WERE INITIATED IN 2004 TO REDUCE YOUR OVERALL INVENTORY. PLEASE EXPLAIN WHAT EFFORTS WERE TAKEN TO REDUCE YOUR INVENTORY. IF CERTAIN INVENTORY WAS LIQUIDATED AT REDUCED MARGINS YOU SHOULD DISCUSS THE IMPACT ON OVERALL MARGINS IN YOUR RESULTS OF OPERATIONS IF THE IMPACT WAS MATERIAL. PLEASE QUANTIFY FOR US THE INCREMENTAL IMPACT ON MARGINS OF ANY INVENTORY REDUCTION.

         RESPONSE:

         The Company acknowledges the Staff's comment and respectively advises the Staff that the decrease in inventory was not the result of liquidated inventory at reduced margins. Management's decision to reduce inventory was accomplished by purchasing less inventory and reducing the number of SKU's. Therefore there was no incremental impact on margins from any inventory reduction.

Critical Accounting Policies and Estimates
Revenue Recognition, page 24

     3. YOU INDICATE THAT REVENUE IS GENERALLY RECOGNIZED AT THE TIME OF SHIPMENT. PLEASE EXPLAIN WHEN YOU RECOGNIZE REVENUE OTHER THAN AT THE TIME OF SHIPMENT. ALSO, PLEASE DESCRIBE IN DETAIL WHAT RECOURSE INDIVIDUAL RETAIL STORES HAVE WITH RESPECT TO PURCHASES. IN THIS REGARD, EXPLAIN IF THERE IS ANY RETURN PRIVILEGES EMBEDDED WITHIN YOUR SALES CONTRACTS TO INDEPENDENT RETAILERS. FURTHERMORE, PLEASE DESCRIBE YOUR SHIPPING TERMS TYPICALLY USED IN YOUR SUPPLY AND DELIVERY CHANNELS.

         RESPONSE:

         The Company acknowledges the Staff's comment and respectively advises the Staff that the Company's typical shipping terms are FOB Shipping Point. However, as stated in our annual report, revenue is recognized when title passes. In some cases, the Company does have customers that take title to goods at the port location of our foreign suppliers and these customers arrange all shipping. In these situations, revenue is recognized when title passes at the port. The term "generally" was used because title does not pass at shipping point in all cases. As revenue is recognized when title passes, the term "generally upon shipment" will be removed in future filings.

         The Company does not have specific return privileges in any of its sales arrangements. In some cases, the Company will accept returns from customers because of quality and for customer relations. However, these returns represent less the 3.5% of sales and, in accordance with FASB 48, paragraph 5f, can be reasonably estimated based on past experience. Estimated returns are recorded as a reduction of sales.

     4. PLEASE DISCLOSE IN GREATER DETAIL YOUR ACCOUNTING POLICY FOR REVENUE TRANSACTIONS WITH CURRENT OR POTENTIAL FUTURE DISCOUNTS FROM YOUR REGULAR PRICES, REBATE-TYPE ARRANGEMENTS,


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Letter to Michael Moran
June 2, 2005
Page -3-


         COUPONS, AND FREE GIFT PROMOTIONS. PLEASE ALSO CLARIFY WHETHER YOUR MARKETING EXPENSES ACCRUAL OR ANOTHER ACCRUAL INCLUDES SOME OF THESE AMOUNTS, SUCH AS EXPECTED COUPON REDEMPTIONS. SEE EITF 01-9.

         RESPONSE:

         The Company acknowledges the Staff's comment and respectively advises the Staff that the Company does not use coupons, rebate-type or free gift arrangements. The Company does have arrangements with our larger customers that amount to volume discounts. In accordance with EITF 01-9, these costs are estimated and recorded as a reduction of revenue at the time of sale. The Company has accrued $263,000 at December 31, 2004 for co-operative advertising expenses. Customers who have co-op agreements with the Company must provide proof of valid advertising expenses in order to receive a payment.

Sales Returns and Allowance, page 25

     5. ENHANCE YOUR DISCLOSURES TO PROVIDE QUANTITATIVE DETAILS REGARDING ALLOWANCES FOR SALES RETURNS. YOU SHOULD DISCUSS TRENDS IDENTIFIED IN THE CHANGES TO THE ALLOWANCE FOR SALES RETURNS AS WELL AS THE PROVISIONS TAKEN IN EACH PERIOD.

         RESPONSE:

         The Company acknowledges the Staff's comment and respectively advises the Staff that the Company intends to incorporate disclosure providing quantitative details regarding allowances for sales returns in future filings. In future filings, we will discuss trends in allowances for sales returns. Sales returns and allowances for sales returns in 2004, 2003 and 2002 were similar in amounts and were approximately 3.5% of sales.

     6. PLEASE REVISE SCHEDULE II FILED PURSUANT TO RULE 5-04 OF REGULATION S-X TO SEPARATELY DISCLOSE THE AMOUNTS CHARGED TO COSTS AND EXPENSES AND TO NET SALES. THE ADDITIONAL DISCLOSURE MAY BE PROVIDED IN A FOOTNOTE TO THE TABLE. SEE RULE 12-09 OF REGULATION S-X.

         RESPONSE:

         The Company acknowledges the Staff's comment and respectively advises the Staff that in future filings the Company will add a footnote to Column C of Schedule II pursuant to Rule 12-09 of Regulation S-X that all the additions charged to cost and expenses are included in Selling, General and Administrative expenses. No amounts included in Schedule II are charged to net sales.

Inventories, page 25

     7. PLEASE SUPPLEMENTALLY CONFIRM THAT YOU DID NOT HAVE ANY MATERIAL WRITE DOWNS ASSOCIATED WITH YOUR INVENTORY AS YOU INDICATE THAT YOU HAD INITIATED INVENTORY REDUCTION EFFORTS IN 2004. PROSPECTIVELY DISCLOSE MATERIAL LOSSES RESULTING FROM THE WRITE DOWN OF OBSOLETE OR SLOW MOVING INVENTORY. YOU MAY REFER TO PARAGRAPH 14, CHAPTER 4 OF ARB 43.


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Letter to Michael Moran
June 2, 2005
Page -4-


         RESPONSE:

         The Company acknowledges the Staff's comment and respectively advises the Staff that for the period presented the Company confirms that the Company did not have material write downs as a result of obsolete or slow moving inventory. Prospectively, the Company will disclose any material write downs associated with inventory.

Consolidated Balance Sheets, page F-2

     8. PROSPECTIVELY, PRESENT YOUR INTANGIBLE ASSETS SEPARATELY ON THE FACE OF YOUR CONSOLIDATED BALANCE SHEETS. SEE PARAGRAPH 42 OF SFAS NO. 142.

         RESPONSE:

         The Company acknowledges the Staff's comment and respectively advises the Staff that, prospectively, the Company will show intangible assets separately on the face of the consolidated balance sheets. This disclosure was included in the Company's Form 10-Q for the quarter ended March 31, 2005 (filed with the SEC on May 10, 2005).

Consolidated Statements of Income, page F4

     9. PLEASE REPORT OTHER INCOME AND OTHER DEDUCTIONS GROSS ON THE FACE OF THE INCOME STATEMENT OR IN THE NOTES TO THE EXTENT THERE IS ANY MATERIAL ITEMS CONTAINED THEREIN.

         RESPONSE:

         The Company acknowledges the Staff's comment and respectively advises the Staff that in future filings the Company will show Other Income and Other Deductions separately on the face of the Income Statement and in the notes to the extent there are any material items. Other Deductions for the years ended December 31, 2004, 2003 and 2002 were $0, $0 and $14,000, respectively.

Consolidated Statement of Cash Flows, page F-6

    10. PLEASE EXPLAIN THE NATURE OF PROCEEDS FROM LONG TERM DEBT OF $127.6 MILLION AND PAYMENTS ON LONG TERM DEBT OF $129.1 MILLION. YOUR LIQUIDITY AND CAPITAL RESOURCES DISCUSSION DOES NOT DISCUSS TRANSACTIONS OF THIS MAGNITUDE.

         RESPONSE:

         The Company acknowledges the Staff's comment and respectively advises the Staff that the proceeds and payments of long-term debt principally represent the gross borrowings and payments under the Company's line of credit. In future filings, the Company will provide this information in the liquidity section of Management's Discussion and Analysis.

Note 1. Summary of Significant Accounting Policies
Advertising, page F-8

     11. PLEASE SUPPLEMENTALLY CONFIRM THAT YOU DO NOT CAPITALIZE ANY OF YOUR ADVERTISING EXPENDITURES. OTHERWISE, PLEASE REVISE YOUR ACCOUNTING POLICY RELATED TO ADVERTISING COSTS

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Letter to Michael Moran
June 2, 2005
Page -5-


         ACCORDINGLY. PLEASE ALSO DISCLOSE THE AMOUNTS OF ADVERTISING REPORTED AS ASSETS AS OF EACH BALANCE SHEET DATE AND THE LINE ITEM THEY ARE INCLUDED IN. SEE PARAGRAPH .49 AND .50 OF SOP 93-7.

         RESPONSE:

         The Company acknowledges the Staff's comment and respectively advises the Staff that all advertising expenditures are expensed as incurred. The Company does record advertising that requires payment in advance as prepaid expenses. Items such as deposits on tradeshows and advertising are included in this account. The expense is recognized in the month that the tradeshow or advertisement actually occurs. The balances for prepaid advertising as of December 31, 2004 and 2003 were $190,000 and $217,000, respectively. In future filings, if material, the amount of deposits for trade shows and other advertising will be disclosed in the notes to the financial statements.

Asset Impairments, page F-9

     12. CLARIFY THAT YOU TEST INDEFINITE LIVED INTANGIBLES ON AT LEAST AN ANNUAL BASIS BY COMPARISON OF THE CARRYING VALUE OF THE ASSETS TO FAIR VALUE, IF TRUE.

         RESPONSE:

         The Company acknowledges the Staff's comment and respectively advises the Staff that, in future filings, the Company will state that indefinite lived intangible assets are tested at least annually for impairment by the comparison of the carrying value of the assets to the fair value.

Product Group Information, page F-11

     13. WE NOTE THAT YOUR SALES TO FOREIGN COUNTRIES HAVE BEEN INCREASING. FURTHERMORE, YOU INDICATED THAT THE ACQUISITION OF EJ FOOTWEAR WILL LIKELY RESULT IN INCREASED FOREIGN SALES. IN THIS REGARD, PLEASE DISCLOSE THE AGGREGATED TRANSACTION GAIN OR LOSS RECORDED IN YOUR CONSOLIDATED STATEMENTS OF INCOME FOR THE THREE YEARS ENDED DECEMBER 31, 2004. PLEASE REFER TO PARAGRAPHS 15 AND 30 OF SFAS 52. IF SIGNIFICANT, PLEASE DISCLOSE ANY EXCHANGE RATE CHANGES SUBSEQUENT TO YEAR-END AND ITS EFFECTS ON UNSETTLED BALANCES RELATED TO FOREIGN CURRENCY TRANSACTIONS. PLEASE REFER TO PARAGRAPH 32 OF SFAS 52.

         RESPONSE:

         The Company acknowledges the Staff's comment and respectively advises the Staff that, for the year ended December 31, 2004, the Company's foreign sales were approximately $2.8 million or 2.1% of net sales. The largest portion of these sales were by Rocky Canada, Inc. EJ Footwear had foreign sales in the same period of $700,000. As a percent of sales, in future periods, foreign sales would account for a smaller portion of the combined results.

         Both the Company and EJ Footwear maintain books and records in U.S. dollars. The Company does have foreign exchange gain or loss transactions due to the operations in Canada and the Dominican Republic. In fiscal 2004, the Company had a net foreign exchange gain of $112,000, compared with $36,000 in fiscal 2003. In future filings, foreign exchange gains and losses and

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Letter to Michael Moran
June 2, 2005
Page -6-


         the effects of exchange rate changes after year end will be disclosed in the footnotes to the financial statements, if material.

     14. PLEASE TELL US IN MORE DETAIL HOW YOU DETERMINED THAT YOU HAVE ONLY ONE REPORTABLE SEGMENT. WE NOTE THAT YOU SELL DIFFERENT PRODUCTS (E.G. APPAREL, GLOVES, AND SHOES), YOU HAVE DIFFERENT DISTRIBUTION CHANNELS AND YOU MANUFACTURE AND RESELL PRODUCTS. IF POSSIBLE, PLEASE SUPPLEMENT YOUR RESPONSE BY PROVIDING US WITH EXAMPLES OF INTERNAL REPORTS THAT YOUR MANAGEMENT USES TO ASSESS THE PERFORMANCE OF YOUR BUSINESS SUCH AS BUDGETS, FLASH REPORTS AND INTERNAL FINANCIAL STATEMENTS.

         RESPONSE:

         The Company acknowledges the Staff's comment and respectively advises the Staff that the chief operating decision maker reviews only information at a consolidated level for sales and initial gross margin. Initial gross margin includes only the direct cost of the product. While the Company has alternative distribution channels, all sales were handled by the same sales force and distributed though a single distribution facility or shipped directly to the customer for the sourced vendor. The Company's sales force is organized by product type (i.e. rugged outdoor, occupational-duty, occupational-work). No profitability information is prepared below the initial gross margin level.

         During the past two years, the Company expanded its product offerings to include gloves and apparel. In both cases, these offerings are entirely sourced to third-party manufacturers, sold through the existing sales force, and distributed through the single distribution facility.

         Additionally, we have provided the staff with internal financial information used by the chief operating decision maker. For the Staff's information, budgets and flash reports are prepared in the same format as internal financial information provided. This supplemental information has been redacted pursuant to a confidentiality treatment request filed with the Securities and Exchange Commission on the same date as this letter.

Note 2. Acquisitions, page F-12

     15. PLEASE EXPLAIN WHY YOU DID NOT MEET THE DISCLOSURE REQUIREMENTS OF PARAGRAPH 57 OF SFAS NO. 141 FOR THE ACQUISITION OF EJ FOOTWEAR. IN THIS REGARD, WE DID NOT SEE ANY DISCLOSURE RELATIVE TO THE INTANGIBLE ASSETS THAT YOU LISTED IN YOUR PURCHASE PRICE ALLOCATED. WE MAY HAVE FURTHER COMMENT.

         RESPONSE:

         The Company acknowledges the Staff's comment and respectively advises the Staff that at the date that the financial statements for the year ended December 31, 2004 were completed, the information was based on management's estimates and not yet finalized, as disclosed in Note 2 to the financial statements. Management continued to work with valuation specialists and subsequently the required disclosures under paragraph 51 and 52 of FAS 141 were included in the Company's Form 10-Q for the quarter ended March 31, 2005 (filed with the SEC on May 10, 2005).

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Letter to Michael Moran
June 2, 2005
Page -7-


     16. YOU INDICATE THAT $1.6 MILLION IN TRANSACTION COSTS WERE ALLOCATED TO THE PURCHASE PRICE OF THE EJ FOOTWEAR ACQUISITION. PLEASE EXPLAIN IF SUCH COSTS WERE CONSIDERED DIRECT COSTS OF THIS BUSINESS COMBINATION. IN THIS REGARD, PLEASE PROVIDE A DETAILED LISTING OF THE COSTS WHICH COMPRISE THE $1.6 MILLION REFERENCED IN THIS NOTE. ALSO, PLEASE RECONCILE THIS AMOUNT TO THE COSTS DEFERRED AS OF DECEMBER 31, 2004 WHICH ARE DISCLOSED IN NOTE 4 TO THE FINANCIAL STATEMENTS.

         RESPONSE:

         The Company acknowledges the Staff's comment and respectively advises the Staff that the costs comprising the $1.6 million estimated transaction costs were only costs considered to be directly related to the acquisition and was made up of the following (in thousands):

              Federal Trade Commission - Acquisition Fee            $    45
              Legal Fees                                                338
              Accounting Due Diligence Fees                             218
              Professional Broker Fees                                1,018
                                                                     ------
                  Total Acquisition Transaction Costs                $1,619
                                                                     ======

         Deferred acquisition costs at December 31, 2004 were comprised of the follow (in thousands):

              Direct Transaction Costs:
                 Federal Trade Commission - Acquisition Fee          $   45
                 Legal Fees for acquisition                             256

              Bank Financing Expenses:
                 Loan Origination Fee                                   610
                 Legal Fees for Loan Agreement                           22
                                                                     ------

              Total Deferred Acquisition Costs                       $  933
                                                                     ======

     17. YOU FILED AN 8-K ON JANUARY 7, 2005, DISCUSSING THE CONSOLIDATION OF A DIVISION OF EJ FOOTWEAR, NAMED LEHIGH. PLEASE EXPLAIN IF YOU HAVE ALLOCATED AN AMOUNT OF THE PURCHASE PRICE OF THE EJ FOOTWEAR ACQUISITION TO A PLANT CLOSING LIABILITY. IN THIS REGARD, DISCRETIONARY COST ASSOCIATED WITH EXITING THIS DIVISION, INCLUDING ANY RELOCATION EXPENSES, AND TERMINATION OF SEVERANCE BENEFITS. IN SHORT, PLEASE EXPLAIN HOW YOU ACCOUNTED FOR SUCH COST. YOU MAY CONSULT SFAS NO. 141 - SUBPARAGRAPH 37K, EITF 95-3 AND FTB NO. 85-5.

         RESPONSE:

         The Company acknowledges the Staff's comment and respectively advises the Staff that at the date of the filing, the Company confirms that the amounts associated with any relocation expenses and termination or severance benefits related to the closing of the Lehigh headquarters had not been determined. We have subsequently determined these amounts, which represent only severance and relocation costs, to be $543,000 and have included this amount in the Company's Form 10-Q for the quarter ended March 31, 2005 (filed with the SEC on May 10, 2005). The lease for the facility used by Lehigh terminates in June 2005.

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Letter to Michael Moran
June 2, 2005
Page -8-



     18. PLEASE EXPLAIN TO US IF THERE WERE ANY COMPENSATION ARRANGEMENTS INCLUDED WITHIN THE PROVISIONS OF THE ACQUISITION AGREEMENT, AND THE RELATED DOLLAR AMOUNTS OF SUCH ARRANGEMENTS. FURTHERMORE, PLEASE EXPLAIN THE VESTING REQUIREMENTS PURSUANT TO SUCH ARRANGEMENTS.

         RESPONSE:

         The Company acknowledges the Staff's comment and respectively advises the Staff that, in connection with the negotiation of the definitive Purchase and Sale of Equity Interests Agreement (the "Agreement") by and among SILLC Holdings LLC (the "Seller"), the Company, and for limited purposes, Strategic Industries, LLC, the Seller caused certain of its subsidiaries to be sold as part of the transaction to enter into employment and non-competition agreements with certain key employees.

         EJ Footwear LLC entered into Executive Employment Agreements and Confidentiality, Assignment and Non-Competition Agreements for Key Employees with Karyn Brown, John Grzybowski, John M. Hull, and David P. Mitchell. Georgia Boot LLC entered into an Executive Employment Agreement and Confidentiality, Assignment and Non-Competition Agreement with Thomas R. Morrison. Each of these agreements contained substantially the same terms and conditions, including the proviso that the effectiveness of each such agreement was conditioned upon the consummation of the transactions contemplated by the Agreement.

         The agreements recognized the current at-will employment arrangement of each employee, including serving as an officer of the applicable company in consideration of a base salary, participation in a cash bonus program (subject to certain eligibility conditions), and the grant, effective after the consummation of the transaction, of stock options for certain shares of common stock of the Company, vesting pro-rata over a four year period from the date of grant.

         Each employee's 2005 base salary and number of stock options granted on January 6, 2005 under the employment agreements are as follows:

         Karyn Brown:        $  *; * shares at a strike price of $*
         John Grzybowski:    $  *; * shares at a strike price of $*
         John M. Hull:       $  *; * shares at a strike price of $*
         David P. Mitchell:  $  *; * shares at a strike price of $*
         Thomas R. Morrison: $193,000; 20,000 shares at a strike price of $28.84

         --------------------

         * This information has been redacted pursuant to a confidentiality treatment request filed with the Securities and Exchange Commission on the same date as this letter.

         The employees were also entitled to be reimbursed for certain business expenses incurred on behalf of the employer and for reasonable moving expenses in the event of a relocation to the Company's home office, and participation in the employer's insurance, vacation, sick leave and like benefits. As an employee at will, each employee could be terminated without cause by the employer; provided, in the event of a termination without cause, the employee would be entitled to the earned but unpaid portion of his/her base salary through the termination date as well as six months severance.

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Letter to Michael Moran
June 2, 2005
Page -9-


         Unless the employer terminated an employee without cause or because of the employee's refusal to relocate to the Company's home office, each employee was subject to a six month non-competition restrictive covenant. None of the employee's owned shares of the Seller prior to the consummation of the EJ Footwear acquisition.

     19. PLEASE PROVIDE A DETAILED LISTING OF ALL THE LIABILITIES ASSUMED TOTALING $8.9 MILLION. YOUR PRO FORMA FINANCIAL STATEMENTS FILED ON FORM 8K/A ON JANUARY 7, 2005, DO NOT CLEARLY IDENTIFY WHAT THIS REPRESENTS.

         RESPONSE:

         The Company acknowledges the Staff's comment and respectively advises the Staff that the breakout of liabilities assumed totaling $8.9 million (based upon EJ Footwear's unaudited December 31, 2004 balance sheet) were as follows (in millions):

              Accounts Payable                                       $ 3.9
              Accrued Wages and Commissions                            1.1
              Accrued Advertising                                      0.4
              Accrued Warehouse/Freight                                0.4
              Accrued Medical Insurance                                0.5
              Accrued Risk Mgt. Insurance                              0.7
              Accrued Professional Fees                                0.5
              Accrued Environmental Reserve                            0.4
              Accrued Royalties                                        0.2
              Other Miscellaneous Accrued Liabilities                  0.8
                                                                     -----
                  Total                                              $ 8.9
                                                                     =====

     20. PLEASE SUPPLEMENTALLY DISCLOSE TO US HOW YOU CALCULATED THE VALUE OF THE ACQUIRED TRADE NAMES AND TRADEMARKS TOTALING $38.5 MILLION THAT YOU REFERENCE IN FORM 8-K/A ON JANUARY 7, 2005.

         RESPONSE:

         The Company acknowledges the Staff's comment and respectively advises the Staff that the Company made a preliminary estimate based on previous acquisitions and the relationship of sales to trademark costs and adjusted that amount for the fact that EJ Footwear was experiencing a higher profit margin than previous acquisitions. Subsequent to the acquisition, the Company worked with third-party valuation specialists and determined the value of $41.5 million to be most representative of the value of the acquired trade names and trademarks. This was recorded and disclosed in the Company's Form 10-Q for the quarter ended March 31, 2005 (filed with the SEC on May 10, 2005).

     21. WE NOTE FROM YOUR PRO FORMA FINANCIAL STATEMENTS FILED ON FORM 8-K/A ON JANUARY 7, 2005, THAT NO ADJUSTMENTS WERE MADE TO INVENTORY. SFAS 141 REQUIRES THAT THE VALUATION OF INVENTORY BE BASED ON THE SELLING PRICE LESS THE SUM OF COSTS OF COMPLETE, COSTS OF DISPOSAL, AND THE REASONABLE PROFIT MARGIN FOR THE COMPLETION EFFORT. THE ACQUIRER SHOULD ONLY RECOGNIZE PROFITS ASSOCIATED WITH VALUE ADDED TO THE ACQUIRED INVENTORY SUBSEQUENT TO THE ACQUISITION, AND DOES NOT RECOGNIZE PROFIT ASSOCIATED WITH THE PURCHASED VALUE OF INVENTORY.

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Letter to Michael Moran
June 2, 2005
Page -10-


         RESPONSE:

         The Company acknowledges the Staff's comment and respectively advises the Staff that EJ Footwear procured 100% of its inventory from outsourced vendors in a fully completed and boxed state, ready for shipment to its customers. EJ Footwear derived all of its profit from its sales operations. Therefore, no profit should be allocated to the inventory at the acquisition date.

Note 4. Other Assets, page F-14

     22. PROSPECTIVELY, PLEASE ENSURE THAT YOU MEET THE DISCLOSURE REQUIREMENTS OF PARAGRAPH 44-45 OF SFAS NO. 142.

         RESPONSE:

         The Company acknowledges the Staff's comment and respectively advises the Staff that the Company will disclose the requirements of paragraphs 44 - 45 of SFAS No. 142 in subsequent filings.

Note 14. Supplemental Cash Flow Information, page F-26

     23. PLEASE EXPLAIN WHAT COMPRISED THE PURCHASE PRICE ADJUSTMENTS RELATED TO ACCOUNTS PAYABLE THAT YOU REFERENCE. IN THIS REGARD, WE WOULD EXPECT PURCHASE PRICE ADJUSTMENTS TO BE MADE WITHIN ONE YEAR OF AN ACQUISITION.

         RESPONSE:

         The Company acknowledges the Staff's comment and respectively advises the Staff that the adjustment to December 31, 2003 represented an Account Payable in the amount of $45,582 that was the result of a deferred payment related to certain performance targets (contingent purchase price) for the acquisition of Gates Gloves (see page F-11,
         Note 2). This amount of additional goodwill had been recorded as an Accounts Payable at December 31, 2003, but was not paid until January 2004.

                          FORM 8-K FILED MARCH 24, 2005

Pro Forma Statement of Operations

     24. WE NOTE THAT IN ADJUSTMENT (A), YOU ELIMINATE HISTORICAL PENSION COSTS OF EJ FOOTWEAR. CONFIRM TO US THAT YOU HAVE NO PLANS TO PROVIDE SIMILAR BENEFITS TO EMPLOYEES OF EJ FOOTWEAR.

         RESPONSE:

         The Company acknowledges the Staff's comment and respectively advises the Staff that, as noted in footnote 9 Pension and Other Post-Retirement Benefits of the EJ Footwear financial statements for the year ended September 30, 2004(see exhibit for Form 8-K/A), the EJ Footwear pension plan was frozen effective July 1, 2003 and the EJ Footwear 401(k) plan was amended to increase the EJ Footwear match benefit to 100% of the employees first 4% of contributions. In the


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Letter to Michael Moran
June 2, 2005
Page -11-


         acquisition, the liabilities associated with the EJ Footwear pension plan were retained by the seller. The Company has established a 401(k) plan similar to the EJ Footwear plan with the same company match benefit. There are no plans to establish a pension plan benefit for EJ Footwear employees in the Company's organization.

     25. WE NOTE THAT IN ADJUSTMENT (A), YOU ELIMINATE MANAGEMENT FEES OF $1,347,000. TELL US WHAT SERVICES WERE PROVIDED IN EXCHANGE FOR THIS FEE. IF SERVICES, WERE PROVIDED, TELL US WHY YOU NO LONGER NEED THESE SERVICES.

         RESPONSE:

         The Company acknowledges the Staff's comment and respectively advises the Staff that, as noted in footnote 12 Related Party Transactions - Management And Advisory Fees to the EJ Footwear financial statements for the year ended September 30, 2004(see exhibit for Form 8-K/A), EJ Footwear's former parent provided certain legal, finance, tax, risk management, employee benefits, and employee benefits and acquisition and divestiture related services. These services were primarily limited to negotiating consolidated risk management insurance coverage, treasury functions, preparation of federal and state income tax returns, and negotiating consolidated health insurance coverage for all of the former parent's companies. Under the Company's organization, all of these services will be provided by existing Company management with no material incremental costs expected.

                  FORM 10-Q FOR THE PERIOD ENDED MARCH 31,2005

Notes to the Financial Statements
Note 6 - Acquisition

     26. PLEASE REVISE YOUR DISCLOSURES TO INCLUDE THE INFORMATION REQUIRED BY PARAGRAPH 58(B) OF SFAS 141, WHICH REQUIRES PRO FORMA RESULTS OF OPERATIONS FOR THE PERIODS PRESENTED. GIVEN THE SIGNIFICANCE OF THE ACQUISITION TO YOUR BUSINESS, PLEASE AMEND YOUR FORM 10-Q.

         RESPONSE:

         The Company acknowledges the Staff's comment and respectively advises the Staff that the Company will amend the Company's Form 10-Q for the quarter ended March 31, 2005 (filed with the SEC on May 10, 2005) as follows:

              Page 12 - Results Of Operations - Add the following table after the Percentage of Net Sales table:

              PRO FORMA RESULTS OF OPERATIONS

              The following table reflects the unaudited consolidated results of operations on a pro forma basis had EJ Footwear been included in operating results from January 1, 2004:

Letter to Michael Moran
June 2, 2005
Page -12-



                                                    (Unaudited)
                                                 Three Months Ended
                                                     March 31,
                                              2005                2004
                                              ----                ----

              Net Sales                    $61,498,084         $59,285,452

              Operating Income               3,546,189           3,723,398

              Net Income                   $ 1,094,454         $   962,412

              Net Income Per Share
                  Basic                    $      0.21         $      0.20
                  Diluted                  $      0.20         $      0.18


                                    * * * * *

         The Company acknowledges that:

         o the Company is responsible for the adequacy and accuracy of the disclosure in the filings discussed herein (the "filings");

         o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings: and

         o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If you have any questions regarding any of the foregoing, please contact Robert J. Tannous, Porter, Wright, Morris & Arthur LLP at (614) 227-1953.

         Thank you for your assistance.

                                                  Very truly yours,

                                                  /s/ James E. McDonald

                                                  James E. McDonald,
                                                  Executive Vice President and
                                                  Chief Financial Officer


cc:      Robert Babula (SEC - Staff Accountant)
         Christopher Owings (SEC - Assistant Director)
         Robert J. Tannous